Exhibit 99.76

News Release October 7th, 2025

Santacruz Silver Advances Soracaya Project Toward Production with Preliminary Mine Plan and Permitting

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to announce the initiation of development activities and the pursuit of full production permitting at its wholly-owned Soracaya Project (“Soracaya” or the “Project”), located in the Potosí Department, Bolivia. These activities mark a key step toward advancing the Project to a production decision.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “With the preliminary mine plan in place and the permitting process underway, Soracaya is emerging as a cornerstone growth project for Santacruz in Bolivia. Its high-grade resource, strategic location, and synergies with existing operations give us confidence in its ability to deliver long-term value for shareholders and stakeholders alike.”

Mr. Préstamo continued: “By advancing the Project and preparing for future construction, we are laying the foundation to add another producing mine to our portfolio while we keep a disciplined approach to cost control and operations improvements. Our work at Soracaya represents a clear commitment to Santacruz’s long-term growth and expansion in Bolivia.”

Soracaya is a high-grade, silver-rich project, featuring mineralization along reactivated faults with replacement and brecciated sulphides, geological characteristics typical of some of the world’s most productive silver deposits. Since 1999, more than 29.6 km of drilling across 90+ holes has provided extensive geological data, supporting robust resource modeling and preliminary mine planning.

With this resources base in place, Santacruz is now focused on completing permitting and advancing Soracaya toward full construction, an important step in the Company’s strategy to grow its Bolivian production base. Details regarding the full construction decision will be shared at a later stage.

Base-Case Total Mineral Resources at 10.0% ZnEq Cut-off
Tonnes	ZnEq	Zn	Pb	Cu	Ag	NSR
	%				g/t	$248.82
4,137,000	31.62	1.23	7.23	0.09	259.76

Notes:

1) The current Resource Estimate was prepared by Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd.

2) All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) definitions, as required under National Instrument 43-101 (“NI 43-101”).

3) The Mineral Resource Estimate was prepared using a 10% zinc equivalent cut-off grade. Cut-off grades were derived from $3.65/lb. copper, $21.00/oz silver, $1.15/lb. zinc and $1.00/lb. lead. This cut-off grade was based on current smelter agreements and total OPEX costs of $156.00/t based on 2023 actual costs derived from the Porco mine data, with process recoveries of 70.0% for copper, 80.0% for zinc, 70.0% for lead, and 85% for silver. All prices are stated in $USD.

4) An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5) Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

Analyst Coverage

Santacruz has engaged Atrium Research Corporation (“Atrium”), a leading company sponsored research firm. Atrium will publish various research reports on the Company based on publicly available information, industry data, and discussions with management. Atrium will also host recorded interviews with the Company’s management team to present the investment case in an interview format. In exchange for its research services, Atrium will receive cash compensation in the amount of C$3,500 per month for the services listed above. The services will be provided for twenty-four months beginning on December 1st, 2025.

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Atrium and the Company are arm’s-length parties, and neither Atrium nor its insiders hold any shares or options to purchase shares in the issued and outstanding capital of the Company.

Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the Company’s Soracaya Project, including the initiation of development activities and the pursuit of full production permitting.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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